January 11, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. William H. Burns
President and Chief Executive Officer
Minrad International, Inc.
847 Main Street
Buffalo, New York 14203

	Re:	Form 8-K filed December 21, 2004
      File No.: 0-49635

Dear Mr. Burns:

We have reviewed your disclosures solely pertaining to Item 4.01 of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your supplemental response and amendment via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Former Accountant

1. Please amend the report to state the name of the former accountant and whether the they resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item
304(a)(1)(i) of Regulation S-K.

2. Pursuant to Item 304(a)(1)(ii) of Regulation S-K please state whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report.

3. The disclosure should also state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Engagement of New Accountant

4. Please expand your disclosure to indicate the date of engagement of the new accountant.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Effie Simpson at (202) 942-2838 or Bob Benton,
Senior
Accountant, at (202) 942-1811 if you have any questions.

								Sincerely,



								Effie Simpson
								Staff Accountant
??

??

??

??

Mr. William H. Burns
Minrad International, Inc.
January 11, 2005
Page 1